Exhibit 99.1

Singapore, August 4, 2026

Bitdeer Announces $4.7 Billion, 16-Year AI/HPC Data
Center Lease for Tydal, Norway Campus

Transaction Highlights

●	Approximately $4.7 billion in contracted revenue over the initial 16-year base-term, with the potential to reach a total contract value of $8.0 billion through a one-time 8-year lease extension.

●	Tenant is a subsidiary of Volta; the entire 121 IT MW will be configured to run NVIDIA GPUs for the end customer, a leading AI lab.

●	Credit backstop is anticipated to be arranged by affiliates of J.P. Morgan and another top-tier global financial institution via Letters of Credit, totaling approximately $1.3 billion and subject to customary conditions.

●	Tydal, Norway AI Data Center expected to be among Norway’s largest and most efficient AI data centers upon completion. With a PUE of approximately 1.1 and running on 100% renewable energy, it sets a compelling standard for data center performance, at scale.

SINGAPORE, August 4, 2026 (GLOBE NEWSWIRE) – Bitdeer AI, part of Bitdeer Technologies Group (NASDAQ: BTDR), (“Bitdeer” or the “Company”), an emerging AI cloud service, AI infrastructure provider and NVIDIA Cloud Partner, announced today that it has executed a 16-year colocation lease and services agreement through its subsidiary, Tydal Data Center AS (“TDC”) with Volta Tydal AS, a subsidiary of Volta, an NVIDIA Cloud Partner. Volta’s customer at the Tydal site will be a leading AI lab, with Dell Technologies as the technology provider.

Under the agreement, TDC will deliver 121 IT megawatts (MW), supported by an estimated 133 gross MW, at its Tydal campus in Norway. The agreement represents approximately $4.7 billion in contracted revenue over the initial 16-year base term. An 8-year renewal option increases the potential total contract value to approximately $8.0 billion over 24 years. The lease is structured as a modified gross arrangement with an average payment of approximately $202/kW/month over the first 16 years, with electricity costs reimbursed by the tenant on a pass-through basis.

Volta’s obligations are anticipated to be supported by a credit backstop in the form of Letters of Credit arranged by affiliates of J.P. Morgan and another top-tier global financial institution, totaling approximately $1.3 billion and subject to customary conditions.

Management Commentary

“Tydal Data Center combines one of Norway’s strongest energy locations - with dual grid connectivity and renewable local hydropower, with the world’s most advanced AI infrastructure. We are thrilled to join forces with Volta in building a new generation of high-performance AI infrastructure, delivering leading-edge energy efficiency while creating opportunities for energy reuse and a circular economy. Our ambition is to establish Norway as a leading destination for sustainable AI computing by combining world-class technology with local expertise and renewable energy.”

— Haakon Bryhni, Chairman, Tydal Data Center AS

“This agreement is a key milestone in Bitdeer’s evolution as a global AI infrastructure platform. Bitdeer is delighted to be partnering with Volta, Dell Technologies, NVIDIA, J.P. Morgan, and their partners to provide one of the largest AI data centers in Norway. This project will incorporate leading-edge NVIDIA GPU technology and frontier models from a leading AI lab into a data center that is powered exclusively through highly reliable, carbon-free energy sources. Bitdeer has been present in Norway since 2018 and is very proud to be leading the effort to bring AI data centers at scale to Norway and Europe.”

— Michael G. Potter, Chief Financial Officer, Bitdeer Technologies

“Compute is becoming the defining infrastructure asset class of our generation. This partnership demonstrates what is possible when institutional infrastructure capital is combined with world-class physical infrastructure and leading AI technology. By combining Bitdeer’s exceptional data centre platform with Volta’s capital formation capabilities, compute platform and relationships across the AI ecosystem, we are creating one of Europe’s largest AI factories. Together, we are helping establish Norway as a global hub for AI infrastructure and accelerating our ambition to build The Utility of Compute™.”

— Ricard Boada, Co-Founder and CEO, Volta

Key Transaction & Financial Highlights

Contract Economics

●	Total contract value: Approximately $4.7 billion over the initial 16-year base term; Tenant has a no fee termination right at 10 years

●	Tenant’s Renewal option: 8-year extension increases potential total contract value to approximately $8.0 billion over 24 years

●	Modified gross lease: 16-year average rate of approximately $202/kW/month total; electricity costs fully reimbursed by tenant

●	Revenue per IT MW: Expected average annual revenue of $2.4 million per IT MW over 16 years

●	NOI Margin: Estimated NOI Margin of approximately 90%

●	Escalators: 3% annual increases on both lease and services agreement

Capacity, Delivery & Expansion

●	121 IT MW of contracted critical load; supported by an estimated 133 gross MW of capacity

●	Two equal-sized phases across 4 data halls: Phase 1 target commencement December 31, 2026; Phase 2 target commencement March 31, 2027

●	Bitdeer is developing two additional data halls, totaling 47 MW gross (out of the 180 gross MW total campus capacity) for future AI / HPC use cases in second half of 2027

Credit Support & Other

●	Institutional-grade Credit Support: Volta’s obligations are anticipated to be backed by Letters of Credit arranged by affiliates of J.P. Morgan and another top-tier global financial institution, totaling approximately $1.3 billion and subject to customary conditions. Bitdeer has the right to terminate the agreement if Volta fails to meet certain milestones relating to the credit backstop.

●	Bitdeer affiliates retain 100% ownership of the Tydal, Norway campus

●	No Bitdeer equity securities or warrants were issued as part of this transaction

●	Capex: Remaining capex of approximately $500 million (approximately $4.0 million per IT MW for 121 MW of critical IT power)

●	Bitdeer intends to raise additional debt capital to fund its ongoing infrastructure growth, including at Tydal. Bitdeer anticipates the expected Tydal financing to generate significant excess capital to help accelerate additional AI / HPC projects. Leading financial institutions have been engaged to lead this financing effort

About the Companies

About Bitdeer AI

Bitdeer AI, part of Bitdeer Technologies Group (NASDAQ: BTDR), an emerging AI cloud service and AI infrastructure provider, delivers GPU cloud and full-stack AI solutions designed to simplify and scale intelligent computing and building AI computational infrastructure to support the AI revolution. Headquartered in Singapore, Bitdeer AI is an NVIDIA Cloud Partner offering GPU Cloud, AI Studio, and AI Agent Builder services, supported by the Bitdeer Technologies Group’s global data center network with up to 3GW of total power capacity across the U.S., Norway, Bhutan, and Canada. The company enables organizations across industries to advance impactful AI initiatives and drive meaningful goals globally. For more information, please visit https://www.bitdeer.ai.

To learn more, visit https://ir.bitdeer.com/ or follow Bitdeer on X @Bitdeer_AI and LinkedIn @Bitdeer AI.

About Volta Infrastructure

Volta is a fully vertically integrated AI infrastructure platform. The company develops, finances, builds, and operates AI factories by integrating institutional capital, powered land, data centers, compute, software, and operations under a single platform. Its mission is to build The Utility of Compute™ and enable frontier AI labs, AI-native companies, and enterprises to access dedicated AI infrastructure that is dependable, scalable, and enabled by low-cost infrastructure capital. For more information, please visit www.volta.com.

Advisors

Morgan Stanley & Co. LLC, Barclays Capital Inc., and Northland Securities, Inc. acted as financial advisors to Bitdeer. Lowenstein Sandler LLP, Cooley LLP and Advokatfirmaet Wiersholm AS, acted as legal counsel to Bitdeer. J.P. Morgan acted as financial advisor and Milbank LLP acted as legal counsel to Volta.

Conference Call Details

[To be pre-recorded – no Q&A. Details to be added.]

Non-GAAP Financial Measures and Operating Metrics

This press release includes a supplemental financial measure for Net Operating Income (NOI) Margin, which the Company defines as follows: NOI Margin represents the expected total gross colocation revenue less direct rental property operating expenses, property taxes and insurance expenses divided by the expected total gross colocation revenue. NOI Margin is commonly used by stockholders, the Company’s management and industry analysts as a measurement of operating performance of the Company’s lease portfolio. However, because NOI Margin excludes the impact of selling, general and administrative expenses, depreciation and amortization and share-based compensation, which have real economic effect and could materially impact the Company’s consolidated financial results, the utility of NOI Margin as a measure of the Company’s performance is limited. Other companies, including Real Estate Investment Trusts, may calculate NOI Margin differently than we do and, accordingly, our NOI Margin may not be comparable to these companies’ NOI Margin. This supplemental financial measure is not a measurement of financial performance under accounting principles generally accepted in the United States (“GAAP”) and, as a result, this supplemental financial measure may not be comparable to similarly titled measures of other companies.

Total contract value and potential total contract value represent the aggregate base rent and services payments contractually scheduled to be received over the initial 16-year lease term and (in the case of potential total contract value) the additional 8-year renewal option period, respectively, assuming full performance of the lease and services agreement. These figures reflect contracted payment streams and do not represent GAAP revenue.

Average revenue rate ($/kW/month) represents total contracted colocation revenue divided by contracted IT MW capacity and the number of months in the applicable term. Revenue per IT MW represents the average annual contracted colocation revenue attributable to each IT megawatt of contracted capacity over the applicable term. Capital expenditure per IT MW represents total estimated construction and fit-out capital expenditure divided by contracted critical IT power capacity in megawatts.

Management utilizes these non-GAAP and unit economic metrics internally to evaluate asset-level operating performance and project-level lending feasibility. These measures are not necessarily comparable to similarly titled measures used by other companies. In addition, forward-looking GAAP operating income cannot be reconciled to forward-looking NOI without unreasonable effort, due to the high volatility and inherently unpredictable nature of non-cash reconciling items such as asset impairment and stock-based awards.

Forward-Looking Statements

This press release contains certain forward-looking statements as defined under the Securities Act of 1933, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release are forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “targets,” “continue,” “become,” “develop,” or the negative of these terms or other comparable terminology.

Forward-looking statements in this press release include, without limitation, statements regarding the Company’s planned colocation agreement and expected financial terms, capacity delivery and commissioning timelines, lease structure and unit economics, credit support arrangements, future construction and expansion plans, capital raising intentions, regulatory applications, and the Company’s broader strategy as a global AI infrastructure platform.

These forward-looking statements are based on management’s current expectations, assumptions, estimates, and projections about the Company and the industry in which it operates, and involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by any forward-looking statements. These risks and uncertainties include, but are not limited to: the Company’s ability to complete construction and commissioning of the Tydal campus on the anticipated timeline and within the estimated capital expenditure budget; the ability of Volta, and its customers and business partners to satisfy their obligations under the lease and services agreement; the effectiveness and adequacy of the credit backstop arrangements; the availability and cost of power, equipment, and construction services in Norway; risks associated with the deployment and performance of NVIDIA GPU infrastructure; changes in demand for AI and high-performance computing services; the Company’s ability to access capital markets and raise financing on acceptable terms; competition in the data center colocation and AI infrastructure markets; macroeconomic conditions, including fluctuations in interest rates, currency exchange rates, and energy costs; geopolitical risks and changes in laws and regulations applicable to the Company’s operations in Norway, Singapore, and other jurisdictions; and other risks and uncertainties described in the Company’s filings with the U.S. Securities and Exchange Commission, including its most recent Annual Report on Form 20-F and subsequent reports on Form 6-K.

These forward-looking statements speak only as of the date of this press release. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on forward-looking statements.

Website and Social Media Disclosure

Investors, security holders, and others should note that the Company may use its investor relations website at https://ir.bitdeer.com/ and its official accounts on social media platforms, including X (formerly Twitter) (@Bitdeer_AI), Facebook, and LinkedIn (@Bitdeer AI), as channels for and non-exclusionary disclosure of information about the Company. Information the Company posts through these channels may be deemed to be material information. Accordingly, investors, security holders, and others interested in the Company are encouraged to monitor these channels in addition to following the Company’s press releases, SEC filings, and public conference calls and webcasts. The contents of the Company’s website and social media accounts are not incorporated by reference into, and do not constitute a part of, this press release or any other report or document the Company files with or furnishes to the U.S. Securities and Exchange Commission, unless expressly stated otherwise.

Investor & Media Contacts

Investor Relations

Tesh Dahya, Head of Investor Relations – tesh.dahya@bitdeer.com

Media

Elev8 New Media – Jessica Starman, MBA – bitdeer@elev8newmedia.com

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